FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION STATEMENT NO. 333-109427

PROSPECTUS

$100,000,000

CV Therapeutics, Inc.

2.0% Senior Subordinated Convertible Debentures Due 2023

In June 2003, we issued and sold $100,000,000 aggregate principal amount of our 2.0% Senior Subordinated Convertible Debentures Due 2023 in a private offering. This prospectus will be used by selling securityholders to resell the debentures and the common stock issuable upon conversion of the debentures.

The debentures currently bear interest at an annual rate of 2.0%. Interest is payable semi-annually in arrears on May 16 and November 16 of each year, commencing November 16, 2003, to holders of record at the close of business on the preceding May 2 and November 2, respectively.

Holders may convert their debentures into shares of our common stock under a variety of circumstances, which are summarized on page 2 in the “Conversion Rights” section of the Prospectus Summary. For each $1,000 principal amount of debentures surrendered for conversion you will receive 21.0172 shares of our common stock. This represents an initial conversion price of $47.58 per share of common stock based on the issue price per debenture.

We may redeem all or a portion of the debentures at any time on or after May 16, 2006 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption.

Holders of debentures have the right to require us to purchase all or a portion of their debentures on May 16, 2010, May 16, 2013 and May 16, 2018.

Upon a change of control event, each holder of the debentures may require us to repurchase some or all of its debentures at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest.

We do not intend to list the debentures on any national securities exchange or the Nasdaq National Market. Our common stock is listed on the Nasdaq National Market under the symbol “CVTX.” On January 5, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $14.67 per share.

Investing in the debentures and our common stock involves risk. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2004

PROSPECTUS SUMMARY

This summary highlights some information contained or incorporated by reference in this prospectus. We have included in this summary what we believe is the most important information concerning CV Therapeutics, Inc. and this offering. However, we urge you to read the entire prospectus for a complete understanding of our business and this offering, as this summary may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors,” the incorporated consolidated financial statements and related debentures and the other information incorporated by reference in this prospectus. References in this prospectus to “we,” “our,” and “us” shall mean CV Therapeutics, Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

CV Therapeutics, Inc.

We were incorporated in Delaware in December 1990, and in June 1992 we changed our name to CV Therapeutics, Inc. We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel, small molecule drugs for the treatment of cardiovascular diseases.

Our executive offices are located at 3172 Porter Drive, Palo Alto, California 94304, and our telephone number is (650) 384-8500. CV Therapeutics®, CVT®, the CV Therapeutics logo™ and Ranexa™ are our trademarks. All other service marks and all brand names or trademarks appearing in this prospectus are the property of their respective holders.

THE OFFERING

This summary highlights some information concerning this offering. We have included in this summary what we believe is the most important information concerning this offering. However, we urge you to read the entire prospectus for a complete understanding of this offering, as this summary may not contain all of the information that is important to you.

Issuer	CV Therapeutics, Inc.

Debentures Offered for Resale	$100,000,000 aggregate principal amount of 2.0% Senior Subordinated Convertible Debentures due 2023.

Maturity Date	May 16, 2023.

Interest and Payment Dates	2.0% per annum on the principal amount, payable semi-annually in arrears on May 16 and November 16 of each year, commencing November 16, 2003, to holders of record at the close of business on the preceding May 2 and November 2, respectively.

Interest Escrow	We placed a portion of the proceeds of the initial offering of the debentures in an escrow account with the trustee under the indenture pursuant to which the debentures were issued. Funds in the escrow account have been invested in government securities and will be used to make the first six scheduled interest payments on the debentures. These interest payments are secured by a pledge of our interest in the escrow account. We may, at our option, elect to make the interest payments from our available funds. The debentures are not otherwise secured.

Ranking	Except as described above under “Interest Escrow,” the debentures are unsecured and rank subordinated to our existing and future senior debt, equally with our future senior subordinated debt and senior to our existing and future subordinated debt. As of September 30, 2003, we had approximately $0.5 million of senior debt and $296.3 million of long-term debt outstanding. Because the debentures are subordinated to our existing and future senior debt, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior debt, holders of the debentures will not receive any payment until holders of the senior debt have been paid in full. The indenture under which the debentures were issued does not prevent us or our subsidiaries from incurring additional senior debt or other obligations.

Conversion Rights

Holders may convert their debentures into shares of our common stock only under any of the following circumstances:

•      during any calendar quarter (and only during such calendar quarter) if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the conversion price per share of our common stock;

•      during the five business-day period after any five consecutive trading-day period in which the trading price per debenture for each day of that period was less than 97% of the product of the sale price of our common stock and the conversion rate on each such day;

•      if the debentures have been called for redemption by us; or

•      upon the occurrence of specified corporate transactions described under “Description of Debentures—Conversion Rights—Conversion Upon Specified Corporate Transactions.”

For each $1,000 principal amount of debentures surrendered for conversion you will receive 21.0172 shares of our common stock. This represents an initial conversion price of $47.58 per share of common stock based on the issue price per debenture.

As described in this prospectus, the conversion rate may be adjusted upon the occurrence of certain events, but it will not be adjusted for accrued and unpaid interest. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a debenture. Instead, interest will be deemed cancelled, extinguished and forfeited upon conversion. Debentures called for redemption may be surrendered for conversion no later than the close of business on the business day immediately preceding the redemption date.

Optional Redemption	We may redeem all or a portion of the debentures at any time on and after May 16, 2006 at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the date of redemption. See “Description of Debentures—Optional Redemption.”

Purchase of Debentures By Us at the Option of the Holder

Holders of debentures have the right to require us to purchase all or a portion of their debentures on May 16, 2010, May 16, 2013 and May 16, 2018, each of which we refer to as a purchase date.

In each case, we may, at our option, choose to pay the purchase price in cash, common stock, or a combination of cash and common stock.

In each case, we will pay a purchase price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, up to but excluding the purchase date. If we choose to pay all or part of the purchase price in shares of common stock, the shares will be valued at a 5% discount from the market price of our common stock. For more information about the purchase of debentures by us at the option of the holder, see “Description of Debentures—Purchase of Debentures By Us at the Option of the Holder.”

Change of Control	Upon a change of control event, each holder of the debentures may require us to repurchase some or all of its debentures at a purchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest. We may, at our option, instead of paying the change of control purchase price in cash, pay it in shares of our common stock valued at a 5% discount from the market price of our common stock for the twenty trading days immediately preceding and including the third day prior to the date we are required to repurchase the debentures. We cannot pay the change of control purchase price in common stock unless we satisfy the conditions described in the indenture under which the debentures were issued.

Trading	We do not intend to list the debentures on any national securities exchange or the Nasdaq National Market. Our common stock is listed on the Nasdaq National Market under the symbol “CVTX.” On January 5, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $14.67 per share. Each share of our common stock includes one right to purchase 1/100th of a share of our junior participating preferred stock.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors that you should carefully consider before deciding to invest in the debentures or the common stock issuable upon conversion of the debentures.

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of debentures and the common stock issuable upon conversion of the debentures. We will not receive any proceeds from these sales.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Incorporation by Reference.”

Risks Related to Our Business

None of our products have been approved by any regulatory authorities and we have never generated any revenues from the commercial sale of our products.

Since our inception in 1990, we have dedicated substantially all of our resources to research and development. Because none of our potential products have been approved by any regulatory authorities, we have not generated any product revenues to date, and do not expect to generate any product revenues until we receive marketing approval and launch one of our products, if at all.

We have applied for our first product approval in the United States, but we have not received any product approvals in the United States for the commercial sale of any of our products. We have not applied for or received any regulatory approvals in any foreign jurisdiction for the commercial sale of any of our products. We intend to file applications for regulatory approval of our products in foreign jurisdictions from time to time in the future. All of our product candidates are either in clinical trials under an Investigational New Drug application, which is a regulatory filing made by a drug sponsor prior to beginning human clinical testing in the United States, or applicable foreign regulatory authority submission, or are in preclinical research and development. In December 2002, we submitted a New Drug Application, which is a filing made by a drug sponsor for marketing approval of a product in the United States, to the United States Food and Drug Administration, or FDA, for Ranexa for the potential treatment of chronic angina. Ranexa is a small-molecule drug in tablet form that, if approved by the FDA, could be taken by patients who suffer from chronic angina. Chronic angina is a debilitating heart condition that is usually characterized by repeated and sometimes unpredictable attacks of chest pain. We have not submitted any other New Drug Applications or equivalent applications to any foreign regulatory authorities for any of our product candidates. None of our products have been determined to be safe or effective in humans for any use.

Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate to regulatory authorities through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We will continue to incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

Drug discovery methods based upon molecular cardiology are relatively new. We cannot be certain that these methods will lead to commercially viable pharmaceutical products. In addition, some of our compounds within our adenosine receptor research, metabolism, atherosclerosis and vascular stenosis programs are in the early stages of research and development. We have not submitted Investigational New Drug applications or commenced clinical trials for these new compounds. We cannot be certain when these clinical trials will commence, if at all. Because these compounds are in the early stages of product development, we could abandon further development efforts before they reach clinical trials.

We cannot be certain that any of our product development efforts will be completed or that any of our products will be shown to be safe and effective. Regulatory authorities have broad discretion to interpret safety and efficacy data in granting approval and making other regulatory decisions. Even if we believe that a product is safe and effective, we cannot assure you that regulatory authorities will interpret the data the same way and we may not obtain the required regulatory approvals. Furthermore, we may not be able to manufacture our products in commercial quantities or market any products successfully.

We expect to continue to operate at a loss and may never achieve profitability.

We cannot be certain that we will ever achieve and sustain profitability. Since our inception, we have been engaged in research, development and pre-commercialization activities. We have generated no product revenues, and must receive regulatory approval for the marketing of a product in a given jurisdiction (for example by FDA approval of our New Drug Application for Ranexa), before we can begin marketing any product and generating any product revenues. As of September 30, 2003, we had an accumulated deficit of $394.4 million. The process of developing and commercializing our products requires significant research and development work, preclinical testing and clinical trials, as well as regulatory approvals and marketing and sales efforts. These activities, together with our general and administrative expenses, are expected to result in operating losses for the foreseeable future. Even if we are able to obtain marketing approvals and generate product revenues, we may not achieve profitability.

If we are unable to secure additional financing, we may be unable to complete our research and development activities or successfully commercialize any of our products.

We may require substantial additional funding in order to complete our research and development activities and commercialize any of our products. In the past, we have financed our operations primarily through the sale of equity and debt securities, payments from our collaborators, equipment and leasehold improvement financing and other debt financing. We have generated no product revenue and do not expect to do so until we receive marketing approval and launch one of our products, if at all. As of September 30, 2003, we estimate that our total operating expenses for the fiscal year ending December 31, 2003 to be approximately $120 million to $130 million. Our annual operating expenses in the future could be greater. For at least the next 24 months, we expect to be able to fund our operations from our cash, cash equivalents and marketable securities, which totaled $461.9 million as of September 30, 2003. However, we may require additional funding prior to that time.

Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue, if any, that we are able to obtain from any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	the cost of manufacturing or obtaining preclinical, clinical and commercial materials;

•	our ability to establish and maintain corporate partnerships;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting and enforcing patent claims; and

•	scientific progress in our research and development programs.

Additional financing may not be available on acceptable terms or at all. If we are unable to raise additional funds, we may, among other things:

•	have to delay, scale back or eliminate some or all of our research and/or development programs;

•	have to delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	have to relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

If additional funds are raised by issuing equity securities, our existing stockholders will experience dilution. There may be additional factors that could affect our need for additional financing. Many of these factors are not within our control.

Any delay in the development of any of our products will harm our business.

All of our products require development, preclinical studies and/or clinical trials, and will require regulatory review and approval, prior to commercialization. Any delays in the development of our products would delay the ability to seek and obtain regulatory approvals, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. One potential cause of a delay in product development is a delay in clinical trials. Many factors could delay completion of our clinical trials, including without limitation:

•	slower than anticipated patient enrollment;

•	difficulty in obtaining sufficient supplies of clinical trial materials; and

•	adverse events occurring during the clinical trials.

We may be unable to maintain our proposed schedules for Investigational New Drug and equivalent foreign applications and clinical protocol submissions to the FDA and other regulatory authorities, and our proposed schedules for initiation and completion of clinical trials, as a result of FDA or other regulatory action or other factors such as lack of funding or complications that may arise in any phase of a clinical trial program.

Furthermore, even if our clinical trials occur on schedule, the results may differ from those obtained in preclinical studies and earlier clinical trials. Clinical trials may not demonstrate sufficient safety or efficacy to obtain the necessary approvals.

All of our products require regulatory review and approval prior to commercialization. Any delay in the regulatory review or approval of any of our products will harm our business.

All of our products require regulatory review and approval prior to commercialization. Any delays in the regulatory review or approval of our products would delay market launch, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We may not be able to maintain our proposed schedules for the submission of a New Drug Application or foreign applications for any of our products. If we submit a New Drug Application to the FDA for any of our products, the FDA must decide whether to either accept or reject the submission for filing. We cannot be certain that any of our New Drug Application submissions will be accepted for filing and review by the FDA. We cannot be certain that we will be able to respond to FDA review requests in a timely manner without delaying potential regulatory action. We also cannot be certain that any of our products under development (including Ranexa) will receive a favorable recommendation from any FDA advisory committee or be approved for marketing by the FDA or foreign regulatory authorities. Even if marketing approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of the product.

Delays in approvals or rejections of marketing applications may be based upon many factors, including regulatory requests for additional analyses, reports, data and/or studies, regulatory questions regarding data and results, changes in regulatory policy during the period of product development and/or the emergence of new information regarding our products or other products. For example, on October 30, 2003 we received an approvable letter from the FDA for our New Drug Application for Ranexa for the treatment of chronic angina. In this letter, the FDA indicated that there is evidence that Ranexa is an effective anti-anginal, and that additional clinical information is needed prior to approval. On December 9, 2003, the Cardiovascular and Renal Drugs Advisory Committee, which is an advisory committee to the FDA, discussed a range of issues relating to the review of Ranexa for the treatment of chronic angina, without voting on whether or not to approve the product. The FDA is not required to follow the recommendations, if any, of an advisory committee. If the FDA does not eliminate the requirement for additional clinical information prior to approval of Ranexa, we expect that any potential approval of Ranexa in the United States would be substantially delayed or could be prevented altogether.

In addition, data obtained from preclinical and clinical activities are subject to different interpretations, which could delay, limit or prevent regulatory review or approval of any of our products. For example, some drugs that prolong the QT interval, which is a measurement of specific electrical activity in the heart as captured on an electrocardiogram, carry an increased risk of serious cardiac rhythm disturbances, or arrhythmias, while other drugs that prolong the QT interval do not carry an increased risk of arrhythmias. Small but statistically significant mean increases in the QT interval were observed in clinical trials of Ranexa. QT interval measurements are not precise and there are different methods of calculating the corrected QTc interval, which is the QT interval as adjusted for heart rate. This uncertainty in the measurement and calculation of QT and QTc intervals can lead to different interpretations of these data. The clinical significance of the changes in QTc interval observed in clinical trials of Ranexa remains unclear, and other clinical and preclinical data do not suggest that Ranexa significantly pre-disposes patients to arrhythmias. Regulatory authorities such as the FDA may interpret the Ranexa data differently, which could delay, limit or prevent regulatory approval of Ranexa.

Similarly, as a routine part of the evaluation of any potential drug, clinical studies are generally conducted to assess the potential for drug-drug interactions that could impact potential product safety. While we believe that the interactions between Ranexa and other drugs have been well characterized as part of our clinical development program, the data are subject to regulatory interpretation and an unfavorable interpretation could delay, limit or prevent regulatory approval of Ranexa.

Furthermore, regulatory attitudes towards the data and results required to demonstrate safety and efficacy change over time and can be affected by many factors, including the emergence of new information (including on other products), changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects.

In addition, the regulatory environment in which our regulatory submissions may be reviewed changes over time. For example, average review times at the FDA for marketing approval applications have fluctuated over the last 10 years, and we cannot predict the review time for any of our submissions. In addition, review times at the FDA can be affected by a variety of factors, including federal budget and funding levels and statutory, regulatory and policy changes.

If we are unable to satisfy governmental regulations relating to the development and commercialization of our drug candidates, we may be unable to obtain or maintain necessary regulatory approvals to commercialize our products.

The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include without limitation:

•	warning letters;

•	civil penalties;

•	criminal penalties;

•	injunctions;

•	product seizure or detention;

•	product recalls;

•	total or partial suspension of manufacturing; and

•	FDA refusal to review or approve pending New Drug Applications or supplements to approved New Drug Applications.

If we obtain a marketing approval for any of our products, we may be required to undertake post-marketing clinical trials or other risk management programs. The scope, complexity, cost and duration of any such clinical trials or risk management programs could vary substantially; consequently, any post-marketing trials or risk management programs could adversely affect the market acceptance of our products and the revenues and profitability of any product sales that we may obtain. In addition, identification of side effects or potential safety or dosing or other compliance issues after a drug is on the market, or the occurrence of manufacturing-related problems, could cause or require subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional regulatory approvals.

If we receive a marketing approval for any of our products, we will also be subject to ongoing FDA post-marketing obligations and continued regulatory review, such as continued safety reporting requirements. In addition, we or our third party manufacturers will be required to adhere to stringent federal regulations setting forth current good manufacturing practices for pharmaceuticals. These regulations require, among other things, that we manufacture our products and maintain our records in a carefully prescribed manner with respect to manufacturing, testing and quality control activities.

If we receive marketing approval and if any of our products or services become reimbursable by a government health care program, such as Medicare or Medicaid, we will become subject to certain federal and state health care fraud and abuse and reimbursement laws. These laws include the federal “Medicare and Medicaid Fraud and Abuse Act,” “False Claims Act,” and “Prescription Drug Marketing Act,” and their many state counterparts. When we become subject to such laws, our arrangements with third parties, including health care providers, physicians, vendors, distributors, wholesalers and others, will need to comply with these laws, as applicable. We do not know whether our existing or future arrangements will be found to be compliant. Our efforts to comply with these laws may be time-consuming and expensive. Violations of these statutes may result in substantial criminal and civil penalties and exclusion from governmental health care programs.

Our products, even if approved by the FDA or foreign regulatory agencies, may not achieve market acceptance.

If any of our products, after receiving FDA or foreign regulatory approvals, fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance of our products will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. If the data from our programs do not provide this evidence, market acceptance of our products will be adversely affected.

In addition, we believe that the level of market acceptance of our products will depend in part on our ability to obtain favorable labeling claims from regulatory authorities. Regulatory authorities have broad discretion in approving the labeling for products. Approved labeling (if any) would have a direct impact on our marketing, promotional and sales programs. Unfavorable labeling would restrict our marketing, promotional and sales programs, which would adversely affect market acceptance of our products.

We also believe that the level of market acceptance of our products will depend in part on whether regulatory authorities impose risk management programs on our products. Risk management programs vary widely in scope and complexity, and can include education and outreach programs, controls on the prescribing, dispensing or use of the product, and/or restricted access systems. If any of our products are subject to risk management programs, the market acceptance of our products may be impaired.

Our ability to compete successfully in our market will directly affect the market acceptance of our products. The pharmaceutical and biopharmaceutical industries, and the market for cardiovascular drugs in particular, are intensely competitive. If our products receive regulatory approvals, they will often compete with well-established, proprietary and generic cardiovascular therapies that have generated substantial sales over a number of years and are widely used by health care practitioners. Even if our products have no direct competition, the promotional efforts for our products will have to compete against the promotional efforts of other products in order to be noticed by physicians and patients. Moreover, the level of promotional effort in the pharmaceutical and biopharmaceutical markets has increased substantially. Market acceptance of our products will be affected by the level of promotional effort that we are able to provide for our products. The level of our promotional efforts will depend in part on our ability to recruit, train and deploy an effective sales and marketing organization. We cannot assure you that the level of promotional effort that we will be able to provide for our products will be sufficient to obtain market acceptance of those products.

If we are unable to develop our own sales and marketing capability or if we are unable to enter into or maintain collaborations with marketing partners, we may not be successful in commercializing our products.

Our successful commercialization of Ranexa, if approved, will depend on our ability to establish an effective sales and marketing organization. We currently have no distribution capability and only limited sales and marketing capabilities. With the 2003 amendment to our sales and marketing services agreement with Innovex, we will now market Ranexa, if approved, ourselves in the United States. In order to do this, we will have to develop our own marketing and sales force with technical expertise and with supporting distribution capability. We have hired a limited number of marketing and sales personnel, and would expect to hire additional personnel in connection with any United States marketing approval for Ranexa. Developing a marketing and sales force, however, is expensive and time consuming and could delay any product launch. We cannot be certain that we will be able to develop this capacity.

Our successful commercialization of Ranexa, if approved, will also depend on the performance of numerous third-party vendors. For example, we will rely on third-party vendors to help recruit an effective sales force, to manufacture Ranexa, to distribute Ranexa, and to administer any physician sampling program. Our level of success in commercializing Ranexa will depend in part on the efforts of these third parties.

For some of our products, we depend on collaborations with third parties, such as Biogen and Fujisawa Healthcare, Inc., which have established distribution systems and direct sales forces. For instance, we have entered into agreements under which Biogen is responsible for worldwide development, marketing and sales of any product that results from the Adentri™ program. The Adentri™ program is intended to develop a new treatment for congestive heart failure. We have also entered into an agreement under which Fujisawa is responsible for marketing and sales of CVT-3146 in North America. Under this agreement, we and Fujisawa are developing CVT-3146 for the potential use as a pharmacologic agent in cardiac perfusion imaging studies, which are more commonly known as cardiac stress tests. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we have little control.

We have no manufacturing experience and will depend on third parties to manufacture our products.

We do not currently operate manufacturing facilities for clinical or commercial production of our products under development. We have no experience in manufacturing commercial quantities of any of our products, and we currently lack the resources or capability to manufacture any of our products ourselves on a clinical or commercial scale. As a result, we are dependent on corporate partners, licensees, contract manufacturers or other third parties for the manufacturing of clinical and commercial scale quantities of all of our products.

For example, we have entered into several agreements with third party manufacturers relating to Ranexa, including for commercial scale or scale-up of bulk active pharmaceutical ingredient, tableting, packaging and supply of a raw material component of the product. We currently rely on a single supplier at each step in the production cycle of Ranexa. The commercial launch of Ranexa is thus dependent on these third party arrangements, and could be affected by any delays or difficulties in performance on the part of any of our third party manufacturers for Ranexa. In addition, because we have used different manufacturers for elements of the Ranexa supply chain in different clinical trials and for potential commercial supply, in order to obtain marketing approval from any regulatory authorities (including the FDA) we will be required to demonstrate to the regulatory authorities’ satisfaction the bioequivalence or therapeutic equivalence of the multiple sources of Ranexa used in our clinical trials to the product to be commercially supplied. An unfavorable interpretation by any regulatory authority could delay or prevent regulatory approval for the product.

Furthermore, we and our third party manufacturers, laboratories and clinical testing sites must pass preapproval inspections of facilities by the FDA and corresponding foreign regulatory authorities before obtaining marketing approvals. In addition, manufacturing facilities are subject to inspection by the FDA and other domestic and foreign regulatory authorities. We cannot guarantee that any such inspections will not result in compliance issues that could prevent or delay marketing approval, or require us to expend money or other resources to correct. In addition, drug product manufacturing facilities in California must be licensed by the State of California, and other states may have comparable requirements. We cannot assure you that we will be able to obtain such licenses.

If we do not receive FDA marketing approval for Ranexa, the significant amounts of capital that we are spending to prepare for the potential commercialization of Ranexa could be lost.

The significant amounts of capital that we are spending to provide and/or enhance infrastructure, headcount and inventory in preparation for the potential launch of Ranexa could be lost if we do not receive United States marketing approval for Ranexa. Our Ranexa commercialization efforts include building our sales and marketing infrastructure, increasing our marketing communications efforts, and planning for the hiring and training of a national sales force. We have spent approximately $26.9 million on these activities from January 1, 2002 through September 30, 2003. If the FDA does not approve Ranexa, these expenditures and any future commitments of capital could be lost. The loss of this investment may harm our business, increase our cash requirements, increase the volatility of our stock price and result in additional operating losses. In addition, if FDA approval of Ranexa is delayed, we will incur additional commercialization expenses at a later date to prepare for a delayed launch of Ranexa. If the FDA does approve Ranexa, we expect that our operating expenses will increase substantially in connection with the market launch of the product.

If we are unable to compete successfully in our market, it will harm our business.

There are many existing drug therapies approved in the United States for the treatment of the diseases targeted by our products, and we are also aware of companies that are developing new potential products that may compete in the same markets as our products. For example, there are over fifty companies currently marketing generic and/or branded anti-anginal drugs (beta blockers, calcium channel blockers and nitrates) in the United States, and additional potential therapies may be under development. In addition, over ten companies are currently marketing generic and/or branded drugs in the United States for the treatment of acute atrial arrhythmias, and at least one A1 adenosine receptor agonist compound that could compete with tecadenoson may be under development. In the United States there are over ten companies currently marketing generic and/or branded pharmacologic stress agents, and at least two potential A2A adenosine receptor agonist compounds that could compete with CVT-3146 are under development. There may also be potentially competitive products of which we are not aware. Many of these potential competitors may have substantially greater product development capabilities and financial, scientific, marketing and sales resources. Other companies may succeed in developing products earlier or obtaining approvals from regulatory authorities more rapidly than either we or our corporate partners are able to achieve. Potential competitors may also develop products that are safer, more effective or have other potential advantages compared to those under development or proposed to be developed by us and our corporate partners. In addition, research and development by others could render our technology or our products obsolete or non-competitive.

Failure to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations could materially adversely affect our future business, market acceptance of our products, results of operations and financial condition.

Our ability and the ability of our existing and future corporate partners to market and sell our products will depend significantly on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers and governmental health administration authorities are increasingly attempting to limit and/or regulate the price of medical products and services, especially branded prescription drugs. Even if our products are deemed to be safe and effective by regulatory authorities, third party payers and governmental health administration authorities may direct patients to generic products or other lower-priced therapeutic alternatives.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of our products in Europe, we will be required to seek reimbursement approvals on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective, that reimbursement will be available, or that allowed reimbursement will be adequate. In addition, payers’ reimbursement policies could adversely affect our or any corporate partner’s ability to sell our products on a profitable basis.

If we are unable to attract and retain collaborators, licensors and licensees, the development of our products could be delayed and our future capital requirements could increase substantially.

We may not be able to retain current or attract new corporate and academic collaborators, licensors, licensees and others. Our business strategy requires us to enter into various arrangements with these parties, and we are dependent upon the success of these parties in performing their obligations. If we fail to obtain and maintain these arrangements, the development and/or commercialization of our products would be delayed. We may be unable to proceed with the development, manufacture or sale of products or we might have to fund development of a particular product candidate internally. If we have to fund the development and commercialization of substantially all of our products internally, our future capital requirements will increase substantially. Our key collaborations and licenses include the following:

•	University of Florida Research Foundation – a 1994 license agreement under which we received patent rights to develop and commercialize new potential drugs known as A1-adenosine receptor antagonists and agonists;

•	Syntex (U.S.A.) Inc. - a 1996 license agreement under which we received rights to develop and commercialize Ranexa for the treatment of angina and other cardiovascular indications;

•	Biogen – 1997 collaboration and license agreements under which we granted Biogen worldwide rights to develop and commercialize new potential drugs based on certain A1-adenosine receptor antagonist patents and technologies, including our rights under the University of Florida Research Foundation license relating to A1-adenosine receptor antagonists; and

•	Fujisawa – a 2000 collaboration and license agreement to develop and commercialize second generation pharmacologic cardiac stress agents, including CVT-3146.

The collaborative arrangements that we may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, manufacturing and preparation and submission of applications for regulatory approval of potential pharmaceutical products. We cannot control the amount and timing of resources that our collaborative partners devote to our programs. If a collaborative partner fails to successfully develop or commercialize any product, product launch would be delayed. In addition, our collaborators may pursue competing technologies or product candidates.

Under our collaborative arrangements, we or our collaborative partners may also have to meet performance milestones. If we fail to meet our obligations under our collaborative arrangements, our collaborators could terminate their arrangements or we could lose our rights to the compounds under development. For example, under our agreement with Fujisawa for CVT-3146, we are responsible for development activities and must meet development milestones in order to receive development milestone payments. Under our agreement with Biogen for Adentri™, in order for us to receive development milestone payments, Biogen must meet development milestones. Under our license agreement with Syntex for Ranexa, we are required to use commercially reasonable efforts to develop and commercialize ranolazine for angina, and have related milestone payment obligations.

In addition, collaborative arrangements in our industry are extremely complex, particularly with respect to intellectual property rights, financial provisions, and other provisions such as the parties’ respective rights with respect to decision making. Disputes may arise in the future with respect to these issues, such as the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of product candidates. These disputes could also result in litigation or arbitration, which is time consuming, expensive and uncertain.

If we are unable to effectively protect our intellectual property, we may be unable to complete development of any products and we may be put at a competitive disadvantage; and if we are involved in an intellectual property rights dispute, we may not prevail and may be subject to significant liabilities or required to license rights from a third party, or cease one or more product programs.

Our success will depend to a significant degree on our ability to, among other things:

•	obtain patents and licenses to patent rights;

•	maintain trade secrets;

•	obtain trademarks; and

•	operate without infringing on the proprietary rights of others.

However, in general we cannot be certain that patents will issue from any of our pending or future patent applications, that any issued patent will not be lost through an interference or opposition proceeding, reexamination request, litigation or otherwise, that any issued patent will be sufficient to protect our technology and investments, or that we will be able to obtain any extensions of patents beyond the initial term. The following table shows the expiration dates in the United States for the primary patents that cover the compounds in our key products:

Product	United States Patent Expiration
Ranexa	2003*
Tecadenoson	2016
CVT-3146	2019

*	The United States composition of matter patent relating to Ranexa expired in 2003. However, we have received an interim patent term extension under the Hatch-Waxman Act, and if the New Drug Application for Ranexa is approved we plan to reapply for a permanent extension. At such time we expect to be able to receive an extension under the Hatch-Waxman Act, which would extend the patent protection for five years to 2008. In addition, we have received issued patents from the United States Patent and Trademark Office claiming methods of using various pharmaceutical dosage forms and sustained release formulations of ranolazine (including the formulation tested in our two pivotal human clinical trials for Ranexa) for the treatment of chronic angina. These patents expire in 2019.

In addition to these issued patents, we have patent applications pending relating to each of our products. Although United States patent applications are now published 18 months after their filing date, as provided by federal legislation enacted in 1999, this statutory change applies only to applications filed on or after November 29, 2000. Applications filed in the United States prior to this date are maintained in secrecy until a patent issues. As a result, we can never be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents, patent applications, trademarks and other intellectual property relevant to our compounds, products, services and technology which are not known to us and that block or compete with our compounds, products, services or technology.

Competitors may have filed applications for, or may have received or in the future may receive, patents, trademarks and/or other proprietary rights relating to compounds, products, services or technology that block or compete with ours. We may have to participate in interference proceedings declared by the Patent and Trademark Office. These proceedings determine the priority of invention and, thus, the right to a patent for the technology in the United States. We may also become involved in opposition proceedings in connection with foreign patent filings. In addition, litigation may be necessary to enforce any patents or trademarks issued to us, or to determine the scope and validity of the proprietary rights of third parties. Litigation, interference and opposition proceedings, even if they are successful, are expensive, time-consuming and risky to pursue, and we could use a substantial amount of our limited financial resources in either case.

Just as it is important to protect our proprietary rights, we also must not infringe patents or trademarks of others that might cover our compounds, products, services or technology. If third parties own or have proprietary rights to technology or other intellectual property that we need in our product development and commercialization efforts, we will need to obtain licenses to those rights. We cannot assure you that we will be able to obtain such licenses on economically reasonable terms. If we fail to obtain any necessary licenses, we may be unable to complete product development and commercialization.

We also rely on proprietary technology including trade secrets to develop and maintain our competitive position. Although we seek to protect all of our proprietary technology, in part by confidentiality agreements with employees, consultants, collaborators, advisors and corporate partners, these agreements may be breached. We cannot assure you that the parties to these agreements will not breach them or that these agreements will provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary technology. In addition, we routinely grant publication rights to our scientific collaborators. Although we typically retain the right to delay publication to allow for the preparation and filing of a patent application covering the subject matter of the proposed publication, we cannot assure you that our collaborators will honor these agreements. Publication prior to the filing of a patent application would mean that we would lose the ability to patent the technology outside the United States, and third parties or competitors could exploit the technology. We also may not have adequate remedies to protect our proprietary technology including trade secrets. As a result, third parties may gain access to our trade secrets and other proprietary technology, or our trade secrets and other proprietary technology may become public. In addition, it is possible that our proprietary technology will otherwise become known or be discovered independently by our competitors.

In addition, we may also become subject to claims that we are using trade secrets of others without having the right to do so. Such claims can result in litigation, which can be expensive, time-consuming and risky to defend.

Litigation and disputes related to intellectual property are widespread in the biopharmaceutical industry. Although no third party has asserted a claim of infringement against us, we cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our compounds, products, services, technology or other matters. If they do, we may not prevail and, as a result, may be subject to significant liabilities to third parties, may be required to license the disputed rights from the third parties, or may be required to cease using the technology or developing or selling the compounds or products. We may not be able to obtain any necessary licenses on economically reasonable terms, if at all. Any intellectual property-related claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute.

Our business depends on certain key personnel, the loss of whom could weaken our management team, and on attracting and retaining qualified personnel.

The growth of our business and our success depends in large part on our ability to attract and retain key management, research and development, sales and marketing and other operating and administrative personnel. Our key personnel include all of our executive officers and vice presidents, many of whom have very specialized scientific, medical or operational knowledge regarding one or more of our key products. Although we have entered into executive severance agreements and have a severance plan as well, we have not entered into any employment agreements with our key personnel. We are not aware of any plans of any of our key personnel to retire or leave CV Therapeutics. We do not maintain key-person life insurance on any of our employees. The loss of the services of one or more key personnel or the inability to attract and retain additional personnel and develop expertise as needed could limit our ability to develop and commercialize our existing drugs and future drug candidates. Such persons are in high demand and often receive competing employment offers.

In addition, the successful and timely launch of Ranexa will depend in large part on our ability to recruit and train an effective sales and marketing organization in a timely fashion. We cannot assure you that we will be able to attract and retain the qualified personnel or develop the expertise needed to launch Ranexa or to continue to advance our other research and development programs. Our ability to attract and retain key employees in a competitive recruiting environment is dependent on our ability to offer competitive compensation packages, which typically include stock option grants. Current and proposed changes in laws, regulations, corporate governance standards, listing requirements and accounting treatments regarding stock options and other common compensation features, such as loans, may limit or impair our ability to attract and retain key personnel.

Our failure to manage our rapid growth could harm our business.

We have experienced rapid growth and expect to continue to expand our operations over time. As we prepare for the potential commercialization of Ranexa, continue to conduct clinical trials for our product candidates and expand our drug discovery efforts, we have added personnel in many areas, including operations, sales, marketing, regulatory, clinical, finance and information systems. Our growth can be measured by our increasing headcount and total operating expenses. As of January 31, 2002, January 31, 2003 and October 31, 2003, we employed 187, 205 and 254 individuals, respectively, on a full-time basis. In addition, for the fiscal years ended December 31, 2001 and December 31, 2002, and the nine-month period ended September 30, 2003, our total operating expenses were $95.0 million, $118.2 million and $81.8 million, respectively. In addition, we expect significant growth in our sales and marketing organization in preparation for a potential commercial launch of Ranexa. We may not manage this growth effectively, which would harm our business and cause us to incur higher operating costs. If rapid growth continues, it may strain our operational, managerial and financial resources.

If there is an adverse outcome in our pending litigation, such as the securities class action litigation that has been filed against us, our business may be harmed.

We and certain of our officers and directors are named as defendants in a purported securities class action lawsuit filed in August 2003 in the United States District Court for the Northern District of California captioned Crossen v. CV Therapeutics, Inc., et al. The lawsuit is brought on behalf of a purported class of purchasers of our securities, and seeks unspecified damages. As is typical in this type of litigation, several other purported securities class action lawsuits containing substantially similar allegations have since been filed against the defendants, and we expect that additional lawsuits containing substantially similar allegations may be filed in the future. In November 2003, the court appointed a lead plaintiff, and in December 2003, the court consolidated all of the securities class actions filed to date into a single action captioned In re CV Therapeutics, Inc. Securities Litigation.

In addition, our directors and certain of our officers have been named as defendants in a derivative lawsuit filed in August 2003 in California Superior Court, Santa Clara County, captioned Kangos v. Lange, et al., which names CV Therapeutics as a nominal defendant. The plaintiff in this action is one of our stockholders who seeks to bring derivative claims on behalf of CV Therapeutics against the defendants. The lawsuit alleges breaches of fiduciary duty and related claims based on purportedly misleading statements concerning our New Drug Application for Ranexa.

As with any litigation proceeding, we cannot predict with certainty the eventual outcome of pending litigation. Furthermore, we may have to incur substantial expenses in connection with these lawsuits. In the event of an adverse outcome, our business could be harmed.

Our operations involve hazardous materials, which could subject us to significant liability.

Our research and development and manufacturing activities involve the controlled use of hazardous materials, including hazardous chemicals, radioactive materials and pathogens, and the generation of waste products. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may have to incur significant costs to comply with additional environmental and health and safety regulations in the future. We currently do not carry insurance for hazardous materials claims. We do not know if we will be able to obtain insurance that covers hazardous materials claims at all, or on acceptable terms with adequate coverage against potential liabilities. Although we believe that our safety procedures for handling and disposing of hazardous materials comply in all material respects with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future. There can also be no assurance that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We may be subject to product liability claims if our products harm people, and we have only limited product liability insurance.

The manufacture and sale of human drugs and other therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently have only limited product liability insurance for clinical trials and only limited commercial product liability insurance. We do not know if we will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This type of insurance is expensive and may not be available on acceptable terms or at all. If we are unable to obtain or maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts. This could adversely affect our cash position and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant, uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. We currently maintain general liability, property, auto, workers’ compensation, products liability, directors’ and officers’, and employment practices insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. The premiums for our directors’ and officers’ insurance policy have increased significantly, and this type of insurance may not be available on acceptable terms or at all. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to the Debentures and our Common Stock

The debentures are subordinated to our existing and future senior debt.

The debentures are contractually subordinated in right of payment to our existing and future senior debt. As of September 30, 2003, we had approximately $0.5 million of senior debt and $296.3 million of long-term debt outstanding. The indenture does not limit the creation of additional senior debt (or any other indebtedness). Any significant additional senior debt incurred may materially adversely impact our ability to service our debt, including the debentures. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the debentures will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of our debentures or our other subordinated indebtedness. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the debentures.

Our indebtedness and debt service obligations may adversely affect our cash flow, cash position and stock price.

In March 2000, we sold $196.3 million aggregate principal amount of 4.75% convertible subordinated notes due in March 2007. Our annual debt service obligation on these notes is approximately $9.3 million per year in interest payments. In June 2003, we sold $100.0 million aggregate principal amount of 2.0% senior subordinated convertible debentures due in May 2023. The holders of the debentures may require us to purchase all or a portion of their debentures on May 16, 2010, May 16, 2013 and May 16, 2018, in each case at a price equal to the principal amount of the debentures to be purchased, plus accrued and unpaid interest, if any, to the purchase date. Our annual debt service obligation on these debentures is approximately $2.0 million per year in interest payments. As of September 30, 2003, we have approximately $296.3 million in long term debt. We may add additional lease lines to finance capital expenditures and/or may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

We intend to fulfill our debt service obligations from our existing cash and investments. In the future, if we are unable to generate cash or raise additional cash through financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

If either or both of the notes and the debentures are not converted into shares of our common stock before their respective maturity dates, we will have to pay the holders of such notes or debentures the full aggregate principal amount of the notes or debentures then outstanding. Any such payment would have an adverse effect on our cash position. Alternatively, we might need to try to modify the terms of the notes and/or the debentures in ways that could be dilutive to our stockholders.

Our indebtedness could have significant additional negative consequences, including, without limitation:

•	requiring the dedication of a substantial portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional financing; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We are not required by the indenture governing the debentures to comply with financial covenants.

The indenture governing the debentures does not contain any financial covenants. Consequently, we are not required under the indenture governing the debentures to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge coverage or net worth, in order to maintain compliance with the terms of the indenture governing the debentures.

We may not have the ability to raise the funds necessary to purchase the debentures upon a change of control or other purchase date, as required by the indenture governing the debentures.

Holders of the debentures may require us to purchase their debentures on May 16, 2010, May 16, 2013 and May 16, 2020. In addition, holders of the debentures also may require us to purchase their debentures for cash upon a change of control event as described under “Description of Debentures—Change of Control Permits Purchase of Debentures By Us at the Option of the Holder.” A change of control event also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price in cash for the debentures tendered by holders. Although we may choose to pay the purchase price in cash, common stock, or a combination of cash and common stock, if the amount of stock to be issued in connection with any such purchase equals or exceeds 20% of the voting power of our outstanding stock prior to the issuance in connection with the purchase, we may, under Nasdaq rules, be required to obtain approval of our stockholders for the issuance. Failure by us to purchase the debentures when required will result in an event of default with respect to the debentures.

The trading prices for the debentures will be directly affected by the trading prices of our common stock.

The trading prices of the debentures in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the debentures, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock. Any other arbitrage could, in turn, affect the trading prices of the debentures.

An active trading market for the debentures may not develop.

On June 18, 2003, we issued the debentures offered for resale pursuant to this prospectus to the initial purchasers in a private placement. We do not plan to list the debentures on any securities exchange or to include them in any automated quotation system. We cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, your ability to sell the debentures or the price at which you will be able to sell your debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

If you hold debentures, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your debentures and in limited cases under the anti-dilution adjustments of the debentures. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The market price of our stock will continue to be highly volatile, and the value of an investment in our common stock may decline.

Within the last 24 months, our common stock has traded between $12.20 and $52.91. The market price of the shares of our common stock has been and may continue to be highly volatile. Announcements and other events may have a significant impact on the market price of our common stock. For example, recent announcements and events related to the FDA’s review of Ranexa have caused significant volatility in the market price of our common stock.

Other announcements and events that can impact the market price of the shares of our common stock include, without limitation:

•	results of our clinical trials and preclinical studies, or those of our corporate partners or our competitors;

•	negative regulatory actions with respect to our new products or regulatory approvals with respect to our competitors’ new products;

•	achievement of other research or development milestones, such as completion of enrollment of a clinical trial or making a regulatory filing;

•	our operating results;

•	developments in our relationships with corporate partners;

•	developments affecting our corporate partners;

•	government regulations, reimbursement changes and governmental investigations or audits related to us or to our products;

•	changes in regulatory policy or interpretation;

•	developments related to our patents or other proprietary rights or those of our competitors;

•	changes in the ratings of our securities by securities analysts;

•	operating results or other developments below the expectations of public market analysts and investors;

•	market conditions for biopharmaceutical or biotechnology stocks in general; and

•	general economic and market conditions.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be a significant impact on the market price of our common stock. For example, in January 2001, we announced that additional patients would need to be enrolled in one of our pivotal human clinical trials of Ranexa to meet a protocol requirement, thereby delaying completion of enrollment of the trial by a number of months. The price of our common stock decreased significantly after this announcement.

The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

If shares of common stock are sold in our equity line of credit arrangement, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

We have entered into a common stock purchase agreement with Acqua Wellington, pursuant to which we may sell to Acqua Wellington up to $100.0 million of our common stock, or the number of shares which is one less than twenty percent (20%) of the issued and outstanding shares of our common stock as of July 3, 2003, whichever occurs first, at a discount of 3.8% to 5.8%, to be determined based on our market capitalization at the start of the draw-down period, unless we agree with Acqua Wellington to a different discount. Upon each sale of our common stock to Acqua Wellington under the purchase agreement, we have also agreed to pay Alder Creek Capital, L.L.C.,

Member NASD/SIPC, a placement fee equal to one fifth of one percent of the aggregate dollar amount of common stock purchased by Acqua Wellington. As a result, our existing common stockholders will experience immediate dilution upon the purchase of any shares of our common stock by Acqua Wellington. The purchase agreement with Acqua Wellington provides that, at our request, Acqua Wellington will purchase a certain dollar amount of shares, with the exact number of shares to be determined based on the per share market price of our common stock over the draw-down period for said purchase. As a result, if the per share market price of our common stock declines over the draw-down period, Acqua Wellington will receive a greater number of shares for its purchase price, thereby resulting in further dilution to our stockholders and potential downward pressure of the price of our stock.

Provisions of Delaware law and in our charter, by-laws and our rights plan may prevent or frustrate any attempt by our stockholders to replace or remove our current management and may make the acquisition of CV Therapeutics by another company more difficult.

In February 1999, our board of directors adopted a stockholder rights plan, which was amended in July 2000 to lower the triggering ownership percentage and increase the exercise price. In addition, in February 1999, our board of directors authorized executive severance benefit agreements for certain executives in the event of a change of control. We entered into these severance agreements with these executives. Subsequently, in November 2002 the board approved additional as well as amended executive severance agreements and a severance plan. Our rights plan and these severance arrangements may delay or prevent a change in our current management team and may render more difficult an unsolicited merger or tender offer.

The following provisions of our Amended and Restated Certificate of Incorporation, as amended, and our by-laws, may have the effects of delaying or preventing a change in our current management and making the acquisition of CV Therapeutics by a third party more difficult:

•	our board of directors is divided into three classes with approximately one third of the directors to be elected each year, necessitating the successful completion of two proxy contests in order for a change in control of the board to be effected;

•	any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing;

•	advance written notice is required for a stockholder to nominate a person for election to the board of directors and for a stockholder to present a proposal at any stockholder meeting; and

•	directors may be removed only for cause by a vote of a majority of the stockholders and vacancies on the board of directors may only be filled by a majority of the directors in office.

In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock without stockholders’ approval, which also could make it more difficult for stockholders to replace or remove our current management and for another company to acquire us. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer or proxy contest or make a similar transaction more difficult. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

If our outstanding convertible debt is converted into shares of our common stock, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

The 4.75% convertible subordinated notes that we issued in March 2000 and the 2.0% senior subordinated convertible debentures that we issued in June 2003 are convertible, at the option of the holders, into shares of our common stock at initial conversion rates of 15.6642 shares of common stock per $1,000 principal amount of notes and 21.0172 shares of common stock per $1,000 principal amount of debentures, respectively, each subject to adjustment in certain circumstances. If the notes were all converted at their initial conversion rate, we would be required to issue approximately 3,074,100 shares of our common stock. If the debentures were all converted at their initial conversion rate, we would be required to issue approximately 2,101,720 shares of our common stock. We have reserved shares of our authorized common stock for issuance upon conversion of the notes and the debentures. If either or both of the notes and the debentures are converted into shares of our common stock, our existing stockholders will experience immediate dilution and our common stock price may be subject to significant downward pressure.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future clinical or product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those terms and other comparable terminology.

These statements reflect only management’s current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are set forth under the heading “Risk Factors” in the section entitled “Business” in our most recent Annual Report on Form 10-K and under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q, as may be updated from time to time by our future filings under the Securities Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the debentures and the common stock issuable upon conversion of the debentures. We will not receive any proceeds from these sales.

PRICE RANGE OF COMMON STOCK

Our common stock commenced trading publicly on the Nasdaq National Market on November 19, 1996 and is traded under the symbol “CVTX.” The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the Nasdaq National Market.

	High	Low
Year Ended December 31, 2001
First Quarter ended March 31, 2001	$70.02	$21.08
Second Quarter ended June 30, 2001	$57.75	$23.75
Third Quarter ended September 30, 2001	$57.00	$36.43
Fourth Quarter ended December 31, 2001	$60.85	$31.88
Year Ended December 31, 2002
First Quarter ended March 31, 2002	$52.91	$35.34
Second Quarter ended June 30, 2002	$36.20	$15.82
Third Quarter ended September 30, 2002	$28.99	$14.66
Fourth Quarter ended December 31, 2002	$27.94	$17.65
Year Ended December 31, 2003
First Quarter ended March 31, 2003	$21.37	$15.73
Second Quarter ended June 30, 2003	$41.50	$16.66
Third Quarter ended September 30, 2003	$36.65	$20.75
Fourth Quarter ended December 31, 2003	$24.75	$12.20
Year Ended December 31, 2004
First Quarter ended March 31, 2004 (through January 5, 2004)	$15.01	$14.45

DIVIDEND POLICY

Since our initial public offering, we have not paid dividends on our common stock. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any dividends in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

The following summary is qualified by the more detailed information appearing in the computation table found in Exhibit 12.1 to the registration statement of which this prospectus is part. Our ratio of earnings to fixed charges for each of our fiscal years from 1998 to 2002 and for the nine months ended September 30, 2003 were as follows:

	Year ended December 31,					Nine months ended September 30, 2003
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $12.6 million in 1998, $23.1 million in 1999, $38.4 million in 2000, $79.7 million in 2001, $107.8 million in 2002 and $75.9 million for the nine months ended September 30, 2003.

DESCRIPTION OF DEBENTURES

This description highlights some information concerning the debentures to be sold in this offering. We have included in this description what we believe is the most important information concerning the debentures. However, we urge you to read the entire prospectus for a complete understanding of this offering, as this description may not contain all of the information that is important to you. Important information is incorporated by reference into this prospectus. To understand the debentures fully, you should read carefully the entire prospectus, including “Risk Factors,” the incorporated consolidated financial statements and related debentures and the other information incorporated by reference in this prospectus.

The debentures were issued under an indenture between us and Wells Fargo Bank Minnesota, N.A., as trustee. Copies of the form of indenture, debentures, registration rights agreement and pledge and escrow agreement are exhibits to the registration statement of which this prospectus is a part.

We have summarized portions of the indenture below. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the debentures.

General

The debentures are our unsecured, senior subordinated obligations and are convertible into our common stock as described under “Conversion Rights” below. The debentures were issued in an aggregate principal amount of $100,000,000 and will mature on May 16, 2023.

The debentures bear interest at the rate of 2.0% per year from the date of issuance of the debentures, or from the most recent date to which interest had been paid or provided for. Interest is payable semi-annually in arrears on May 16 and November 16 of each year, commencing November 16, 2003, to holders of record at the close of business on the preceding May 2 and November 2, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a debenture, interest ceases to accrue on the debenture under the terms of and subject to the conditions of the indenture.

Principal is payable, and debentures may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York. See “—Form, Denomination and Registration.”

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to protect holders of the debentures in the event of a highly leveraged transaction or a change of control, except to the extent described under “—Change of Control Permits Purchase of Debentures By Us at the Option of the Holder” below.

Interest Escrow

Our obligations under the debentures are secured in part for three years pending disbursement pursuant to a pledge and escrow agreement by a pledge of the escrow account. We deposited approximately $6.0 million in the escrow account, which the escrow agent used to purchase a portfolio of government securities that we pledged as security on the debentures and the indenture. The pledge and escrow agreement defines government securities as:

•	noncallable direct obligations of, or noncallable obligations the payment of principal of and interest on which are unconditionally guaranteed by, the United States of America;

•

noncallable bonds, debentures or notes issued by Federal National Mortgage Association, Government National Mortgage Association, Federal Farm Credit Banks, Federal Land Banks, Federal Home Loan Banks, Farmers Home Administration, Federal Home Loan Mortgage Corporation or any of their successors or any other comparable federal agency created in the future to the extent that said obligations are unconditionally guaranteed by the United States of America; and

•	holdings in any mutual fund or similar investment vehicle that holds only securities of the type set forth in the bullet points above.

The pledge and escrow agreement provides for the grant by us to the trustee of security interests in the escrow account for the equal benefit of the holders of the debentures. The security interests secure the payment and performance when due of our obligations under the debentures and the indenture, as provided in the pledge and escrow agreement. The ability of holders of the debentures to realize upon such funds or securities may be subject to certain bankruptcy law limitations in the event of our bankruptcy.

The escrow account contains an amount of government securities with a value equal to the total aggregate amount of the first six scheduled interest payments on the debentures. Funds will be disbursed from the escrow account to pay interest on the debentures or, at our option, we may elect to make the interest payments from our available funds. If at any time the escrow account contains government securities and/or cash having an aggregate value in excess of the remaining interest payments on the debentures scheduled to occur on or prior to May 16, 2006, such excess government securities or funds may be released to us. All cash contained in the escrow account has been invested in government securities pending release.

Upon the acceleration of the maturity of the debentures or our failure to pay principal at maturity or upon certain redemptions and repurchases of the debentures, the pledge and escrow agreement provides for the foreclosure by the trustee upon the net proceeds of the escrow account. In the event of such a foreclosure, the proceeds of the escrow account will be applied,

•	first, to amounts owing to the trustee in respect of fees and expenses of the trustee, and

•	second, to the obligations under the debentures,

on a pro rata basis, based upon the aggregate principal amount of the debentures at such time outstanding. Our failure to pay interest on the debentures within five business days of an interest payment date through May 16, 2006 will constitute an immediate event of default.

Ranking

Except as described above under “—Interest Escrow,” the debentures are unsecured obligations and are subordinated in right of payment, as provided in the indenture,

•	to the prior payment in full of all of our existing and future Senior Debt,

•	equal in right of payment with all of our future senior subordinated debt, and

•	senior in right of payment to all of our existing and future subordinated debt.

As of September 30, 2003, we had approximately $0.5 of Senior Debt and $296.3 million of long-term debt outstanding. The indenture does not restrict the incurrence by us or our subsidiaries of indebtedness or other obligations.

The term “Senior Debt” means the

•	principal of,

•	premium, if any, on,

•	interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on,

•	rent payable on,

•	termination payment with respect to or in connection with, and

•	all fees, costs, expenses and other amounts accrued or due on or in connection with,

our Indebtedness, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the preceding, except for:

•	any Indebtedness that by its terms expressly provides that such Indebtedness is not senior in right of payment to the debentures or expressly provides that such Indebtedness is equal with or junior to the debentures, and

•	any Indebtedness between or among us or any of our subsidiaries, a majority of the voting stock of which we directly or indirectly own, or any of our affiliates.

The term “Indebtedness” means, with respect to any person:

•	all indebtedness, obligations and other liabilities, contingent or otherwise, of that person

•	for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by debentures or similar instruments, or

•	evidenced by bonds, debentures or other instruments for the payment of money, or

•	incurred in connection with the acquisition of any property, services or assets, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

•	all reimbursement obligations and other liabilities, contingent or otherwise, of that person with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

•	all obligations and liabilities, contingent or otherwise, in respect of

•	leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and

•	any lease or related documents, including a purchase agreement, in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

•	all obligations of such person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

•	all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities, contingent or otherwise, of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in the first four bullet points above;

•	any indebtedness or other obligations described in the first four bullet points above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby has been assumed by such person; and

•	any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in any of the six bullet points above.

Any Senior Debt will continue to be Senior Debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

In the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt will first be paid in respect of all Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before we make any payments on the debentures. In addition, if the debentures are accelerated because of an event of default, the holders of any Senior Debt would be entitled to payment in respect of all Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before the holders of the debentures are entitled to receive any payment or distribution. We must promptly notify holders of Senior Debt if payment of the debentures is accelerated because of an event of default.

If any default by us has occurred and is continuing in the payment of any payment obligations in respect of any Senior Debt, then no payment will be made on account of the debentures until all such payments due in respect of that Senior Debt have been paid in full in cash or other payment satisfactory to the holders of that Senior Debt.

If an event of default occurs with respect to any Designated Senior Debt, other than a default in a payment obligation in respect of any Designated Senior Debt, that permits its holders to accelerate its maturity, or in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder, we may not make any payment with respect to the debentures for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Designated Senior Debt was issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt. However, if the maturity of that Designated Senior Debt is accelerated, or in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder, no payment may be made on the debentures until that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt or such acceleration, or termination, in the case of the lease, has been cured or waived.

The term “Designated Senior Debt” means our Senior Debt which, at the date of determination, has an aggregate amount outstanding of, or under which, at the date of determination, the holders are committed to lend up to, at least $12.5 million and is specifically designated in the instrument evidencing or governing that Senior Debt as Designated Senior Debt for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt. At September 30, 2003, we had no Designated Senior Debt outstanding.

Because of these subordination provisions, if we become insolvent, funds which we would otherwise use to pay the holders of debentures will be used to pay the holders of Senior Debt. As a result of these payments, our general creditors may recover less, proportionately, than holders of Senior Debt and may recover more, proportionately, than holders of debentures.

The debentures are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of our existing subsidiary or any future subsidiaries upon its liquidation or reorganization, and the consequent right of the holders of the debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, unless we are ourselves recognized as a creditor of that subsidiary. Even if we ourselves are recognized as a creditor of one of our subsidiaries, our claims would still be subordinate to any security interests in the assets or indebtedness of that subsidiary that are senior to our security interest in the assets or indebtedness of that subsidiary. There are no restrictions in the indenture on the ability of our existing subsidiary or any future subsidiaries to incur Indebtedness or other liabilities. As of September 30, 2003, our existing subsidiary had no indebtedness outstanding.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses it incurs in connection with its duties relating to the debentures. The trustee’s claims for such payments will be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert their debentures into shares of our common stock at any time prior to the stated maturity of the debentures, unless the debentures have been previously redeemed or purchased. For each $1,000 principal amount of the debentures surrendered for conversion, a holder may convert any outstanding debentures into shares of our common stock at an initial conversion rate of 21.0172 shares of our common stock per debenture, which is equal to an initial conversion price of approximately $47.58.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. A holder may convert fewer than all of such holder’s debentures so long as the amount of debentures converted is an integral multiple of $1,000 principal amount.

Upon conversion of a debenture, a holder will not receive any cash payment of interest, unless such conversion occurs between a regular record date and the interest payment date to which it relates, and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the debenture is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the debenture. As a result, any accrued but unpaid interest to the conversion date is deemed to be cancelled, extinguished and forfeited upon conversion. For a discussion of the tax treatment to you of receiving shares of our common stock upon conversion of a debenture, see “Certain U.S. Federal Income Tax Considerations.”

If a holder converts debentures, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice, together, if the debentures are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the debentures into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through The Depository Trust Company, New York, New York, which is commonly referred to as DTC, for the number of full shares of our common stock into which any debentures are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date. The trustee will initially act as the conversion agent.

If a holder has already delivered a purchase notice as described under either “—Purchase of Debentures By Us at the Option of the Holder” or “—Change of Control Permits Purchase of Debentures By Us at the Option of the

Holder” with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of debentures at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such debentures at any time after the close of business on the applicable regular record date. Debentures surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the debentures. However, no such payment need be made

•	if we have specified a redemption date that is after a record date and on or prior to the next interest payment date,

•	if we have specified a purchase date following a Change of Control that is after a record date and on or prior to the next interest payment date or

•	only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such debenture.

Holders may surrender their debentures for conversion into shares of our common stock prior to stated maturity in only the following circumstances.

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender any of its debentures for conversion into shares of our common stock in any calendar quarter, and only during such calendar quarter, after the quarter ended September 30, 2003 if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day.

The sale price of our common stock on any date means the closing sale price per share, or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices, on that date as reported in transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The sale price will be determined without reference to after-hours or extended market trading.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the sale price will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the sale price will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Trading day means a day during which trading in securities generally occurs on The New York Stock Exchange or, if our common stock is not then listed on The New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a national or regional securities exchange, on Nasdaq or, if our common stock is not then quoted on Nasdaq, on the principal other market on which our common stock is then traded.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender any of its debentures for conversion into shares of our common stock prior to maturity of the debentures during the five business days immediately following any five consecutive trading-day period in which the trading price per $1,000 principal amount of debentures (as determined following a request by a holder of the debentures in accordance with the procedures described below) for each day of that period was less than 97% of the product of the sale price of our common stock and the then applicable conversion rate. We refer to this trading price condition as the “97% Trading Exception.”

However, if, on the date of any conversion of the debentures pursuant to the 97% Trading Exception that is on or after May 16, 2018, the sale price of our common stock is greater than the applicable conversion price for the debentures, a holder will receive upon conversion of its debentures, in lieu of shares of our common stock based on the then applicable conversion rate for its debentures,

•	cash,

•	shares of our common stock or

•	a combination of cash and shares of our common stock,

at our option, with a value equal to the principal amount of its debentures plus accrued and unpaid interest, if any, as of the conversion date. We refer to this type of conversion as a “principal value conversion.”

If a holder surrenders its debentures for conversion and it is a principal value conversion, we will notify the holder by the second trading day following the date of conversion whether we will pay the holder the principal amount plus accrued and unpaid interest, if any, in cash, shares of our common stock or a combination of cash and shares of our common stock, and in what percentage. Any shares of our common stock delivered upon a principal value conversion will be valued at the greater of the then applicable conversion price on the conversion date and the sale price on the third trading day after the conversion date. We will pay the holder any portion of the principal amount plus accrued and unpaid interest, if any, to be paid in cash on the third trading day after the conversion date. With respect to any portion of the principal amount plus accrued and unpaid interest, if any, to be paid in shares of our common stock, we will deliver the common stock to the holder on the fifth trading day following the conversion date.

For financial accounting purposes, the ability to convert upon satisfaction of trading price condition will constitute an embedded derivative, the initial value of which is not material to our consolidated financial position. Any material changes in its value will be reflected in our future income statements, in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” We do not believe that such future changes in value will have a significant effect on our future reported results of operations.

The “trading price” of the debentures on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of debentures obtained by the trustee for $5,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select. If three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used. If only one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the debentures will be deemed to be less than 97% of the product of the sale price of our common stock and the then applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee will have no obligation to determine the trading price of the debentures unless we have requested such determination. Similarly, we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the debentures would be less than 97% of the product of the sale price of our common stock and the then applicable conversion rate. If we receive such evidence, we will instruct the trustee to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 97% of the product of the sale price of our common stock and the then applicable conversion rate.

Conversion Upon Notice of Redemption

If we call any or all of the debentures for redemption, holders may convert debentures into shares of our common stock at any time prior to the close of business on the business day immediately preceding the redemption date, even if the debentures are not otherwise convertible at such time. If a holder already has delivered a purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the debentures at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the debentures are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender debentures for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into our common stock will be changed into a right to convert a debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its debentures immediately prior to the applicable record date for such transaction. If the transaction also constitutes a Change of Control, as defined below, a holder can require us to purchase all or a portion of its debentures as described below under “—Change of Control Permits Purchase of Debentures By Us at the Option of the Holder.”

Conversion Rate Adjustments

The initial conversion price will be adjusted for certain events, including:

•	the issuance of our common stock as a dividend or distribution on our common stock;

•	certain subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the current market price of our common stock;

•	the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash;

•	dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with

•	all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus

•	any cash and the fair market value of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

•	payments to holders of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with

•	any cash and the fair market value of any other consideration paid in any other tender or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender or exchange offer for which no adjustment has been made plus

•	the aggregate amount of any all-cash distributions referred to in the immediately preceding bullet point to all holders of our common stock within 12 months preceding the expiration of such tender or exchange offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender or exchange offer.

No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of such securities.

In the case of:

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination,

•	a consolidation, merger or combination involving us,

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, or

•	any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets, including cash or any combination thereof, with respect to or in exchange for our common stock, the holders of the debentures then outstanding will then be entitled to convert those debentures into the kind and amount of shares of stock, other securities or other property or assets, including cash or any combination thereof, which they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange had such debentures been converted into our common stock immediately prior to such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the preceding.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See “Certain U.S. Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event treated as such for income tax purposes.

Optional Redemption

There is no sinking fund for the debentures. On and after May 16, 2006, we will be entitled to redeem some or all of the debentures on at least 20 but not more than 60 days’ notice, at the redemption prices set forth below, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date will be payable to the holder of record as of the relevant record date and the redemption price will not include such interest payment.

The table below shows redemption prices of a debenture per $1,000 principal amount if redeemed during the periods described below.

Period	Redemption Price
May 16, 2006 through May 15, 2007	101.143%
May 16, 2007 through May 15, 2008	100.857%
May 16, 2008 through May 15, 2009	100.571%
May 16, 2009 through May 15, 2010	100.286%
on or after May 16, 2010	100.000%

If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any debentures are to be redeemed in part only, a new debenture or debentures in principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder’s debentures is selected for partial redemption and the holder converts a portion of its debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

Purchase of Debentures by Us at the Option of the Holder

Holders have the right to require us to purchase all or a portion of their debentures on May 16, 2010, May 16, 2013 and May 16, 2018. The purchase price payable will be equal to 100% of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to but excluding the purchase date.

As discussed below under “—Election to Pay Purchase Price in Common Stock,” we may elect to pay the purchase price of the debentures in cash, shares of our common stock, or in any combination of cash and shares of our common stock. We may in the future without your consent amend the indenture to eliminate our ability to pay the purchase price for the debentures in shares of our common stock on any purchase date after the date of that amendment.

We will be required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 23 business days prior to the relevant purchase date until the close of business on the third business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related debentures. Also, as described in the “Risk Factors” section of this prospectus under the caption “We may not have the ability to raise the funds necessary to purchase the debentures upon a change of control or other purchase date, as required by the indenture governing the debentures,” we may not have funds sufficient to purchase the debentures when we are required to do so.

On or before the 23rd business day prior to each purchase date, we will provide to the trustee, any paying agent and to all holders of the debentures at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	whether we will pay the purchase price of the debentures in cash, shares of our common stock, or any combination thereof, specifying the percentages of each;

•	if we elect to pay in shares of our common stock, the method of calculating the market price of the common stock, as described under “—Election to Pay Purchase Price in Common Stock” below;

•	the name and address of the trustee, any paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their debentures.

The purchase notice given by each holder electing to require us to purchase their debentures must state:

•	in the case of debentures in certificated form, the certificate numbers of the holder’s debentures to be delivered for purchase;

•	the portion of the principal amount of debentures to be purchased, in integral multiples of $1,000;

•	that the debentures are to be purchased by us pursuant to the applicable provision of the debentures and the indenture; and

•	in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any condition to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

•	to withdraw the purchase notice as to some or all of the debentures to which it relates; or

•	to receive cash in respect of the entire purchase price for all debentures or portions of debentures subject to such purchase notice.

If the holder fails to indicate the holder’s choice with respect to the election described in the fourth bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all debentures subject to the purchase notice in these circumstances.

If the debentures are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

No debentures may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the debentures.

A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the trustee or any paying agent prior to the close of business on the third business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn debentures;

•	if certificated debentures have been issued, the certificate numbers of the withdrawn debentures; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the debentures are not in certificated form, a holder’s notice must comply with appropriate DTC procedures.

A holder must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the trustee or any paying agent after delivery of the purchase notice to receive payment of the purchase price. A holder will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the debentures. If the trustee or any paying agent holds money or securities sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

•	the debentures will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the debentures is made or whether or not the debentures are delivered to the paying agent; and

•	all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery or transfer of the debentures.

Election to Pay Purchase Price in Common Stock

We may, at our option, elect to pay the purchase price in cash, shares of our common stock valued at a discount of 5% from the market price of our common stock, or any combination thereof. If the amount of stock to be issued in connection with any purchase equals or exceeds 20% of the voting power of our outstanding stock prior to the issuance in connection with the purchase, we may, under Nasdaq rules, be required to obtain the approval of our stockholders for such an issuance. Our future credit facilities and other indebtedness may contain restrictions on our ability to pay the purchase price of the debentures in cash. We may pay the purchase price in shares of our common stock only if such shares are eligible for immediate sale in the public market by non-affiliates of ours absent a registration statement. We will notify the holders of the debentures upon the determination of the actual number of shares of common stock deliverable upon any purchase of the debentures.

Our right to purchase debentures, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including:

•	the listing of such shares of common stock on the principal United States securities exchange on which the common stock is then listed or, if not so listed, on Nasdaq;

•	the registration of the common stock under the Securities Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on any purchase date, we will pay the purchase price of such holder’s debentures entirely in cash unless our credit facilities or other contractual obligations prohibit us from paying the purchase price in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given any notice that we are required to give to holders of the debentures, except as described in the first sentence of this paragraph.

The “market price” of our common stock means the average of the daily volume-weighted average price of our common stock for the 20 trading-day period ending on the third business day prior to the applicable purchase date, or, if the third business day prior to the applicable purchase date is not a trading day, on the last trading day prior to the third business day. The market price will be appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day during the 20 trading-day period and ending on the purchase date, of any event that would result in an adjustment to the conversion rate of the debentures, as described above under “—Conversion Rights—Conversion Rate Adjustments.”

Because the market price of our common stock is determined prior to the applicable purchase date, holders of the debentures bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the purchase date. We may pay the purchase price or any portion of the purchase price in shares of our common stock only if the information necessary to calculate the market price is publicly available. In connection with any redemption offer, we will comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Securities Exchange Act that may then be applicable, including filing a Schedule TO or any other required schedule under the Securities Exchange Act.

Payment of the purchase price for the debentures is conditioned upon book-entry transfer of or physical delivery of certificates representing the debentures, together with necessary endorsements, to the trustee or any paying agent at any time after delivery of the redemption notice. Payment of the purchase price for the debentures will be made promptly following the later of the purchase date and the time of book-entry transfer of or physical delivery of the debentures.

Change of Control Permits Purchase of Debentures By Us at the Option of the Holder

If a Change of Control occurs, each holder of debentures will have the right to require us to repurchase some or all of that holder’s debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice of the Change of Control. The repurchase price will equal 100% of the principal amount of the debentures to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

We may, at our option, elect to pay the purchase price in cash, shares of our common stock valued at a discount of 5% from the market price of our common stock, or any combination thereof, subject to the conditions set forth in “—Purchase of Debentures By Us at the Option of the Holder—Election to Pay Purchase Price in Common Stock” above.

Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of debentures of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of debentures must deliver, prior to or on the 30th day after the date of our notice, irrevocable written notice to the trustee of the holder’s exercise of its repurchase right, together with the debentures with respect to which the right is being exercised.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the debentures when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and

•	pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office; or

•	our stockholders pass a resolution approving a plan of liquidation or dissolution.

The beneficial owner will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act.

Rule 13e-4 under the Securities Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The preceding provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase debentures upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an event of default under, or be prohibited or limited by, the terms of our existing or future Senior Debt. As a result, any repurchase of the debentures would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a Change of Control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our existing or future Senior Debt. See “—Ranking” above.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of debentures, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions, provided that:

•	the surviving entity assumes all our obligations under the indenture and the debentures;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, has happened and is continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Information Requirement

During any period in which we are not subject to the reporting requirements of the Securities Exchange Act, we will make available to holders of the debentures, or beneficial owners of interests in the debentures, or any prospective purchaser of the debentures, the information required by Rule 144A(d)(4) to be made available in connection with the sale of debentures or beneficial interests in the debentures.

Events of Default

Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal of or premium, if any, on any of the debentures at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest, including liquidated damages, if any, on any of the debentures for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture; our failure to pay interest on any of the debentures within five business days of an interest payment date through May 16, 2006 will constitute an immediate event of default;

•	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares, are required to be delivered following conversion of a debenture, and that failure continues for 10 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

•

our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any Indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of Indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures then outstanding; and

•	certain events of our bankruptcy, insolvency or reorganization.

If an event of default specified in the sixth bullet point above occurs and is continuing, then the principal of all the debentures and the interest thereon will automatically become immediately due and payable. If an event of default occurs and is continuing, other than an event of default specified in the sixth bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding, subject to the provisions of the indenture.

The holders of a majority in aggregate principal amount of debentures at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences, except any default or event of default:

•	in any payment on the debentures;

•	in respect of the conversion rights of the debentures; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each debenture affected as described in “—Modification, Waiver and Meetings” below.

Holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the debentures to pursue remedies with respect to the indenture and the debentures are subject to a number of additional requirements set forth in the indenture.

The right of any holder:

•	to receive payment of principal, premium, if any, the Change of Control purchase price or interest in respect of the debentures held by that holder on or after the respective due dates expressed in the debentures;

•	to convert those debentures; or

•	to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the debentures and the right to convert;

will not be impaired or affected without that holder’s consent.

Within 90 days of the occurrence of a default, the trustee must give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee is protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

The indenture contains provisions for convening meetings of the holders of debentures to consider matters affecting their interests.

The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of debentures in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the debentures under the Securities Act, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the debentures in any material respect; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the debentures may also be made, and noncompliance by us with any provision of the indenture or the debentures may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the debentures represented at such meeting.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each debenture affected:

•	change the maturity of the principal of or any installment of interest on any debenture, including any payment of liquidated damages;

•	reduce the principal amount of, or any premium, if any, on any debenture;

•	reduce the interest rate or interest, including any liquidated damages, on any debenture;

•	change the currency of payment of principal of, premium, if any, or interest on any debenture;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any debenture;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the debentures;

•	adversely affect the repurchase option of holders upon a Change of Control;

•	modify the subordination provisions of the debentures in a manner adverse to the holders of debentures;

•	reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding.

Satisfaction and Discharge

We may discharge our obligations under the indenture while debentures remain outstanding, subject to certain conditions, if:

•	all outstanding debentures will become due and payable at their scheduled maturity within one year; or

•	all outstanding debentures are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debentures on the date of their scheduled maturity or the scheduled date of redemption.

Form, Denomination and Registration

The debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Debentures: Book-Entry Form. The debentures were initially issued only to qualified institutional buyers as defined in Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. The debentures are evidenced by one or more global debentures deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee. Record ownership of the global debentures may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

A qualified institutional buyer may hold its interests in a global debenture directly through DTC if such qualified institutional buyer is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Qualified institutional buyers may also beneficially own interests in the global debentures held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global debentures, Cede & Co. for all purposes will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders of certificates. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global debentures to such persons may be limited.

We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global debentures to Cede & Co., the nominee for DTC, as the registered owner of the global debentures. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global debentures to owners of beneficial interests in the global debentures.

It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global debentures, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global debentures held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in street name.

If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither we nor the trustee, nor any registrar, paying agent or conversion agent under the indenture, will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global debentures are credited and only for the principal amount of the debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the preceding procedures in order to facilitate transfers of interests in the global debentures among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global debentures. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

According to DTC, the preceding information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated Debentures. The debentures represented by a global debenture are exchangeable for debentures in definitive form of like tenor as that global debenture in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

•	DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global debenture or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, at our option, notify the trustee in writing that we elect to issue the debentures in definitive form in exchange for all or any part of the debentures represented by the global debentures; or

•	there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive debentures in exchange for the global debentures.

Any debenture that is exchangeable pursuant to the preceding sentence is exchangeable for debentures registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global debenture. Subject to the preceding, a global debenture is not exchangeable except for a global debenture or global debentures of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

Except as otherwise provided in the indenture, notices to holders of debentures will be given by mail to the addresses of holders of the debentures as they appear in the debenture register.

Governing Law

The indenture, the debentures and the registration rights agreement are governed by, and to be construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

Wells Fargo Bank Minnesota, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. Wells Fargo Bank Minnesota, N.A. also is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 85,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, $0.001 per share. As of December 22, 2003, there were 29,087,718 shares of our common stock outstanding held of record by approximately 71 stockholders and no shares of preferred stock outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. Attached to and trading with each share of common stock are the rights to acquire our preferred stock pursuant to our amended and restated stockholder rights agreement. Each share of common stock carries with it one right to purchase one one-hundredth of a share of our preferred stock. See “—Rights Plan.”

Preferred Stock

Of the 5,000,000 shares of preferred stock that we are authorized to issue, 300,000 shares are designated Series A junior participating preferred stock and are reserved for issuance pursuant to our stockholder rights agreement. Our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of our preferred stock, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issue of a series of such stock adopted, at any time or from time to time, by our board of directors. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Warrants

We have two outstanding warrants to purchase shares of our common stock. The first warrant permits the holder to purchase 200,000 shares at an exercise price of $17.29 per share and expires on the later of (a) April 1, 2013 if, but only if, at any time prior to April 1, 2008, the closing price of one share of our common stock on the Nasdaq National Market is less than $34.58 for each trading day during any period of twenty consecutive trading days or (b) April 1, 2008. The second warrant permits the holder to purchase 200,000 shares at an exercise price of $32.93 per share and expires on July 9, 2008.

Delaware Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

Our Restated Certificate of Incorporation and Restated Bylaws also require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or by any person or persons holding shares representing at least 10% of the outstanding capital stock. Our Restated Certificate of Incorporation also provides for a classified Board. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of CV Therapeutics.

Rights Plan

Our Board of Directors adopted the stockholder rights agreement, pursuant to which one preferred share purchase right was issued as a dividend for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at a price of $500.00 per one one-hundredth of a preferred share, subject to adjustment.

The rights would become exercisable when a person or group acquires 15% or more of our common stock or 10 business days after commencement or announcement of a tender or exchange offer that would result in such ownership. After the rights become exercisable, the holder of each right, other than the person or group acquiring 15% or more of our stock, would be permitted to purchase, for the exercise price, shares of our common stock having a market value of twice the exercise price. The rights will expire on February 1, 2009, unless earlier redeemed or exchanged by us.

If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price.

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount of consideration received per share of common stock. These rights are protected by customary anti-dilution provisions. The preferred shares rank junior to any other series of our preferred stock.

SELLING SECURITYHOLDERS

The debentures were originally issued by us and sold by the initial purchasers of the debentures (1) in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and (2) outside the United States pursuant to Regulation S of the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and shares of common stock issuable upon conversion of the debentures.

The following table sets forth information, as of December 22, 2003, with respect to the selling securityholders and the principal amounts of debentures beneficially owned by each selling securityholder that may be resold pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the debentures or the common stock issuable upon conversion of the debentures. Because the selling securityholders may offer all or some portion of the debentures or the common stock, we cannot estimate the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. The percentage of outstanding debentures beneficially owned by each selling securityholder is based on $100 million aggregate principal amount of debentures outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the debentures. The percentage of outstanding common stock beneficially owned by each selling securityholder is based on 29,087,718 shares of common stock outstanding on December 22, 2003. The number of shares of common stock issuable upon conversion of the debentures registered pursuant to this prospectus is based on a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share.

Name	Principal Amount of Debentures Beneficially Owned and Offered for Resale Under This Prospectus	Percentage of Outstanding Debentures Beneficially Owned and Offered for Resale Under this Prospectus	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)
Pioneer High Yield Fund	$37,600,000	37.6%	790,246	2.64%	790,246
Alta Partners Holdings LDC	$18,000,000	18.0%	929,139	3.10%	378,309
HSH Nordbank International S.A.	$7,500,000	7.5%	157,629	*	157,629
Evergreen Equity Income Fund	$7,000,000	7.0%	147,120	*	147,120
Alta Partners Convertible Arbitrage Holdings LTD	$5,000,000	5.0%	105,086	*	105,086
Alta Partners Investment Grade Holdings LTD	$4,000,000	4.0%	84,068	*	84,068
Sunrise Partners Limited Partnership	$2,500,000	2.5%	64,043	*	52,543
Argent Classic Convertible Arbitrage Fund L.P.	$2,300,000	2.3%	67,135	*	48,339
KBC Financial Products USA Inc.	$2,100,000	2.1%	65,282	*	44,136

Name	Principal Amount of Debentures Beneficially Owned and Offered for Resale Under This Prospectus	Percentage of Outstanding Debentures Beneficially Owned and Offered for Resale Under this Prospectus	Shares of Common Stock Owned Prior to the Offering (1)	Percentage of Outstanding Common Stock Beneficially Owned Prior to the Offering (2)	Conversion Shares Being Offered for Resale Under This Prospectus (3)
Pioneer U.S. High Yield Corp. Bond Sub Fund	$2,000,000	2.0%	42,034	*	42,034
CNH CA Master Account, L.P.	$1,000,000	1.0%	21,017	*	21,017
Rock Capital Partners LLC	$1,000,000	1.0%	21,017	*	21,017
Wachovia Capital Markets LLC	$1,000,000	1.0%	21,017	*	21,017
Xavex Convertible Arbitrage 10 Fund	$700,000	*	14,712	*	14,712
Argent Classic Convertible Arbitrage Fund II, L.P.	$600,000	*	18,875	*	12,610
Falcon Convertible Arbitrage Fund	$500,000	*	10,508	*	10,508
Merrill Lynch Global Selects Portfolio plc: North American High Yield Portfolio I (UCITS)	$400,000	*	8,406	*	8,406
Goldman Sachs & Company	$100,000	*	2,101	*	2,101
Any other holder of debentures or future transferee, pledgee, donee or successor of any holder (4)	$6,700,000	6.7%	140,815	*	140,815

Total	$100,000,000	100.0%	2,710,250	8.52%	2,101,720

*	Less than one percent of the debentures or common stock outstanding, as applicable.

(1)	Includes shares of common stock issuable upon conversion of the debentures, assuming a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share. The conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights.” Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(2)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act using 29,087,718 shares of common stock outstanding on December 22, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s debentures and other convertible securities of the Company. However, we did not assume the conversion of any other holder’s debentures or other convertible securities of the Company.

(3)	Consists of shares of common stock issuable upon conversion of the debentures, assuming a conversion rate of 21.0172 shares of common stock per $1,000 principal amount of debentures and a cash payment in lieu of any fractional share. The conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights.” Numbers in this column do not add up to Total due to cash payments in lieu of fractional shares.

(4)	We will identify additional selling securityholders, if any, by prospectus supplements or post-effective amendments before they offer or sell their securities.

Information concerning other selling securityholders will be set forth in prospectus supplements or post-effective amendments from time to time, if required. Information concerning the securityholders may change from time to time and any changed information will be set forth in prospectus supplements or post-effective amendments if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the debentures, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the debentures are convertible may increase or decrease.

The initial purchasers purchased all of the debentures from us in a private transaction in June 2003. All of the debentures were restricted securities under the Securities Act prior to this registration.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the debentures and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The debentures and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	for the common stock, on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the debentures and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the debentures or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the debentures or the underlying common stock pursuant to this prospectus will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the debentures.

In order to comply with the securities laws of some states, if applicable, the debentures and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling securityholders and any broker-dealers or agents that participate in the sale of the debentures and the underlying common stock may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the debentures and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder. Regulation M of the Securities Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with, and have agreed that they will comply with, the provisions of the Securities Exchange Act and the rules and regulations thereunder, particularly Regulation M.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling securityholders.

A selling securityholder may decide not to sell any debentures or the underlying common stock described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the debentures or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the debentures and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific debentures or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

We entered into a registration rights agreement for the benefit of holders of the debentures to register their debentures and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the debentures and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities.

We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the debentures and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the debentures and common stock into which the debentures are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

This summary is limited to holders who hold the debentures and the common stock as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who hold the debentures as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the debentures or common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships which hold the debentures or common stock should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the debentures and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the debentures. Certain consequences to non-U.S. holders of the debentures are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a debenture that is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, or partnership or other entity taxable as a partnership for U.S. federal income tax purposes, created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest

You must include interest paid on the debentures as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Liquidated Damages

In certain circumstances, we may be obligated to pay you liquidated damages, as described above under “Description of Debentures—Registration Rights”. This obligation may implicate the provisions of Treasury regulations relating to contingent payment debt instruments. If the debentures were deemed to be contingent payment debt instruments, you might, among other things, be required to treat any gain recognized on the sale or other disposition of a debenture as ordinary income rather than as capital gain. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. We intend to take the position that the likelihood that such payments will be made is remote and therefore the debentures are not subject to the rules governing contingent payment debt instruments. Accordingly, payments of liquidated damages should be taxable to you as additional ordinary income when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. This determination will be binding on you unless you explicitly disclose on a statement attached to your timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the debenture that your determination is different. It is possible, however, that the Internal Revenue Service may take a contrary position from that described above, in which case the timing and character of your income from the debentures and with respect to the payments of liquidated damages may be different than described herein. If you are considering the purchase of debentures, you should consult your tax advisor regarding the possible application of the contingent payment debt instrument rules to the debentures.

Repurchase at the Option of Holders

Repurchase of Debentures in Exchange for Common Stock. The U.S. federal income tax consequences to a U.S. holder who requires us to repurchase a debenture as described above under “Description of Debentures—Purchase of Debentures By Us at the Option of the Holder” and under “Description of Debentures—Change of Control Permits Purchase of Debentures By Us at the Option of the Holder” and receives shares of our common stock in exchange therefor will depend upon whether the debentures are considered to be securities within the meaning of the Internal Revenue Code. There is no applicable statutory federal income tax definition of a security. The test as to whether a debt instrument is a security requires an overall evaluation of the nature of the debt instrument, with the term of the debt instrument usually regarded as one of the most significant factors. In general, debt instruments with a term of five years or less have not qualified as securities, whereas debt instruments with a term of ten years or more generally have qualified as securities.

Because the debentures have a stated term of more than ten years, the debentures should qualify as securities. If the debentures are not securities for U.S. federal income tax purposes and you require us to repurchase a debenture on a repurchase date and we deliver shares of common stock in complete satisfaction of the repurchase price, you will recognize taxable gain or loss on the repurchase. In such an event, the repurchase will be treated the same as a sale of the debenture, as described below under “Sale, Exchange or Other Disposition of the Debentures.” If the debentures are securities for U.S. federal income tax purposes, you require us to repurchase a debenture on a repurchase date and we issue shares of our common stock in full satisfaction of the repurchase price, the repurchase will be treated the same as a conversion, as described below under “Conversion of the Debentures,” except that you will recognize ordinary interest income to the extent a portion of the common stock is attributable to accrued interest not previously included in income. Your tax basis in the shares of common stock attributable to accrued interest will be equal to the amount of the accrued interest included in income, and your holding period for those shares will begin on the day after the date of repurchase.

Repurchase of Debentures in Exchange for Common Stock and Cash. If the debentures are not securities for U.S. federal income tax purposes and you require us to repurchase a debenture on a repurchase date and we deliver a combination of cash and shares of our common stock in payment of the repurchase price, then the repurchase will be treated the same as a sale of the debenture, as described below under “Sale, Exchange or Other Disposition of the Debentures.”

If the debentures are securities for U.S. federal income tax purposes and you require us to repurchase a debenture on a repurchase date and we deliver a combination of cash and shares of our common stock in payment of the repurchase price, you should generally recognize gain, but not loss, to the extent that the cash, other than cash received in lieu of a fractional share, and the value of the shares exceed your adjusted tax basis in the debenture, but in no event should the amount of recognized gain exceed the amount of cash received. This gain should be capital gain and should be taxable as described below under “Sale, Exchange or Other Disposition of the Debentures.” The holding period of the shares received in the exchange should generally include the holding period for the debenture that was repurchased and your aggregate tax basis in the shares received should generally be the same as your basis in the debenture repurchased by us, exclusive of any basis allocable to a fractional share, decreased by the amount of cash received, other than cash received in lieu of a fractional share, and increased by the amount of gain, if any, recognized by such holder, other than gain with respect to a fractional share. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period will begin on the day following the repurchase. The amount of cash and the fair market value of shares of common stock received by you that is attributable to accrued interest will generally be taxable as ordinary interest income. You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under “Sale, Exchange or Other Disposition of the Debentures.”

Repurchase of Debentures in Exchange for Cash. Whether or not the debentures are securities for U.S. federal income tax purposes, if you require us to repurchase a debenture on a repurchase date and we deliver to such holder cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the debenture, as described below under “Sale, Exchange or Other Disposition of the Debentures.”

Sale, Exchange or Other Disposition of the Debentures

Upon the sale, exchange or other disposition, other than a conversion, of a debenture, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or other disposition, except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, and (ii) your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture generally will equal the cost of the debenture. Such capital gain or loss will be long-term capital gain or loss if you have held the debenture for more than one year at the time of sale, exchange or other disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a reduced tax rate if the debenture is held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Debentures

You generally will not recognize any income, gain or loss upon conversion of a debenture into shares of common stock except with respect to cash received in lieu of a fractional share of common stock. Your aggregate tax basis in the shares of common stock received on conversion of a debenture will be the same as your aggregate tax basis in the debenture at the time of conversion, reduced by any basis allocable to a fractional share interest for which you received cash, and the holding period for such shares received on conversion will generally include the holding period of the debenture converted.

You will recognize gain or loss for federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s tax basis in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange or Other Disposition of the Debentures,” above.

Market Discount

The acquisition and resale of the debentures may be affected by the impact on a purchaser of the market discount provisions of the Internal Revenue Code. Subject to a de minimis exception, market discount on a debenture generally will equal the amount, if any, by which the stated redemption price at maturity of the debenture immediately after its acquisition, other than at original issue, exceeds your adjusted tax basis in the debenture. If applicable, these provisions generally require a U.S. holder who acquires a debenture at a market discount to treat as ordinary income any gain recognized on the disposition of that debenture to the extent of the accrued market discount on that debenture at the time of maturity or disposition, unless the U.S. holder elects to include market discount in income currently as it accrues with a corresponding increase in adjusted tax basis in the debenture. If you dispose of a debenture with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the debenture at its then fair market value.

This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the debenture at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. If this latter election is made, it will apply only to the debenture with respect to which it is made, and may not be revoked. A U.S. holder who acquires a debenture at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the debenture until maturity or until the debenture is disposed of in a taxable transaction. If a U.S. holder acquires a debenture with market discount and receives common stock upon conversion of the debenture, the amount of accrued market discount not previously included in income with respect to the converted debenture through the date of conversion will be treated as ordinary income when the holder disposes of the common stock.

Amortizable Premium

If you purchase a debenture at a premium over its stated principal amount, plus accrued interest, you generally may elect to amortize that premium, referred to as Section 171 premium, with a corresponding decrease in adjusted tax basis from the purchase date to the debenture’s maturity date under a constant-yield method that reflects semiannual compounding based on the debenture’s payment period. Amortizable Section 171 premium, however, will not include any premium attributable to a debenture’s conversion feature. The premium attributable to the conversion feature is the excess, if any, of the debenture’s purchase price over what the debenture’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a debenture and not as a separate deduction. Under Treasury Regulations, the amount of amortizable Section 171 premium that a U.S. holder may deduct in any accrual period is limited to the amount by which the holder’s total interest inclusions on the debenture in prior accrual periods exceed the total amount treated by the holder as a Section 171 premium deduction in prior accrual periods. If any of the excess Section 171 premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize Section 171 premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

Constructive Dividends

Holders of convertible debt instruments such as the debentures may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the debentures, including, without limitation, adjustments in respect of taxable dividends to our stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Under recently enacted legislation, however, with respect to noncorporate taxpayers for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a debenture are determined as discussed above under “—Conversion of the Debentures.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the debentures and common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid on the debentures and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the debentures, dividends paid on the common stock or with respect to proceeds received from a disposition of the debentures or shares of common stock. Certain holders, including, among others, corporations and certain tax-exempt organizations, are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of the debentures. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of debentures that is not a U.S. holder.

In general, subject to the discussion below concerning backup withholding:

Interest

You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the debentures, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation with respect to which we are, directly or indirectly, a related person;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an Internal Revenue Service Form W-8BEN or successor form, or that you hold your debentures through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the debentures, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) Internal Revenue Service Form W-8ECI or successor form stating that interest paid on the debenture is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the U.S. and interest on a debenture is effectively connected with your conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Absent further relevant guidance from the Internal Revenue Service, we intend to treat payments of liquidated damages, as described above under “Description of Debentures—Registration Rights”, as subject to U.S. federal withholding tax. Therefore, we intend to withhold on such payments at a rate of 30% unless we receive an

Internal Revenue Service Form W-8BEN or an Internal Revenue Service Form W-8ECI from you claiming, respectively, that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with the conduct of a U.S. trade or business. If you are considering the purchase of debentures, you should consult your tax advisors regarding whether you can obtain a refund for the withholding tax imposed on payments of liquidated damages on the grounds that such payments represent interest qualifying for an exemption or some other grounds.

Sale, Exchange or Other Disposition of the Debentures or Common Stock

Any gain realized by you on the sale, exchange or other disposition of a debenture, except with respect to accrued and unpaid interest, which would be taxable as described above, or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and certain conditions are met; or

•	in the case of common stock, we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the debentures or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation. Even if we were, or were to become, a U.S. real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Debentures

You generally will not recognize any income, gain or loss on the conversion of a debenture into common stock. To the extent you receive cash upon conversion of a debenture, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange or Other Disposition of the Debentures or Common Stock” above.

Dividends

In general, dividends, if any, received by you with respect to our common stock, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the debentures, as discussed in “—Consequences to U.S. Holders—Constructive Dividends” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, assuming compliance with certain certification requirements. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor form as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

U.S. Federal Estate Tax

A debenture held by an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. If you are an individual who at the time of death is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, your common stock will be subject to U.S. estate tax, unless an applicable U.S. estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Backup withholding and information reporting generally will not apply to interest payments made to you in respect of the debentures if you furnish us or our paying agent with appropriate documentation of your non-U.S. status. However, certain information reporting may still apply with respect to interest payments even if certification is provided. The payment of proceeds from your disposition of debentures or common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption, provided that the broker does not have actual knowledge that you are a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of the proceeds from your disposition of debentures or common stock to or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that is a U.S.-related person will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that you are not a U.S. person and the broker has no knowledge to the contrary, or you establish an exemption. For this purpose, a U.S.-related person is (i) a controlled foreign corporation for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) a foreign partnership that is either engaged in the conduct of a trade or business in the U.S. or of which 50% or more of its income or capital interests are held by U.S. persons. Neither information reporting nor backup withholding will apply to a payment of the proceeds of your disposition of debentures or common stock by or through a non-U.S. office of a non-U.S. broker that is not a U.S.-related person. Copies of any information returns filed with the Internal Revenue Service may be made available by the Internal Revenue Service, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for CV Therapeutics by Latham & Watkins LLP, San Francisco, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to incorporate by reference certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K, including information specifically incorporated by reference into our Form 10-K from our 2003 Annual Report to Stockholders and Proxy Statement for our 2003 Annual Meeting of Stockholders, for the fiscal year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003;

•	Current Reports on Form 8-K filed on January 3, 2003, January 21, 2003, January 31, 2003, February 19, 2003, March 5, 2003, March 18, 2003, March 24, 2003, April 1, 2003, April 8, 2003, April 16, 2003, May 16, 2003, June 13, 2003, July 3, 2003, July 8, 2003, July 11, 2003, July 17, 2003, August 4, 2003, August 11, 2003, September 17, 2003, October 17, 2003, October 23, 2003, October 29, 2003, October 31, 2003 and December 10, 2003; and

•	the description of our common stock as set forth in our Registration Statement on Form 8-A (File No. 000-21643), filed with the SEC on October 30, 1996.

We are also incorporating by reference all other reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to CV Therapeutics, Inc., Attention: Investor Relations, 3172 Porter Drive, Palo Alto, California 94304 (telephone (650) 384-8500). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s Internet site is http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act with respect to the securities. As permitted by the Securities and Exchange Commission’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Securities Exchange Act filings, each such statement being qualified in all respects by such reference.

$100,000,000

CV THERAPEUTICS, INC.

2.0% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2023

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement is correct on any date after their respective dates, even though this prospectus or any prospectus supplement is delivered or securities are sold on a later date. We are not making an offer of these securities in any state where the offer is not permitted.